EXHIBIT 99.1

FOR IMMEDIATE RELEASE

FORTIS 4G BY MAGAL RECEIVES THE SEGURITECNIA PRIZE AS “BEST SECURITY SYSTEM INSTALLED IN SPAIN DURING 2014”

YAHUD, Israel – March 11th, 2015 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) announced today that its Fortis 4G advanced command and control solution installed in the Port of Tarragona, Spain was awarded the “best security system installed in Spain during 2014” at the XXVIII Seguritecnia International Security Awards in Madrid, Spain.

Fortis 4G was implemented in Tarragona by Magal’s Spanish subsidiary as the core of an overall integrated physical and cyber security management system (PSIM & SEIM), deployed in the main control center and several distributed control rooms. It also enables smooth interaction of diverse land and marine forces. The Seguritecnia committee found Fortis 4G to be revolutionary and thus deserving of its prestigious award, which was presented to Mr. Josep Andreu i Figueras, President of the Port Authority of Tarragona, by Mr. Florentino Villabona, General Commissioner of the Spanish Police.

Mr. Josep Lluis Diez i Besora, Security Director of the Port of Tarragona commented: “We are happy to share this award with Magal. They did a remarkable job integrating Fortis 4G in our port in record time and giving us the chance to reach unparalleled control of our overall security.”

Miguel A. López Romero, Managing Director of Magal S3 España, S.L., commented: “We are proud to share with the Port of Tarragona not only this award, but also their exceptional innovative vision that has transformed a complex site into a simple solution.”

About Magal S3
Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge hybrid PSIM with SEIM (Physical Security Information Management system integrated with Security Information & Event Management). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:
Magal S3 Eitan Livneh, President & CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com